SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 22)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Daniel Muñiz Quintanilla

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

This Amendment No. 22 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended on July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011, January 30, 2012, April 10, 2013 and April 18, 2013 (collectively with this Amendment No. 22, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

On April 16, 2013, the Issuer held a General Ordinary Shareholders’ Meeting (the “April 16th Shareholders’ Meeting”). The Reporting Persons believe that the Issuer violated applicable laws in connection with the April 16th Shareholders’ Meeting, including, but not limited to, Article 50 of the Securities Market Law (Ley de Mercado de Valores or “LMV”), which grants any holder of 10.0% or more of the total outstanding Issuer Equity Shares the right to adjourn a shareholders’ meeting for three calendar days due to insufficient information provided by the Issuer in connection with the proposals submitted for shareholder approval at such meeting. The Reporting Persons sought to exercise their right under Article 50 of the LMV at the April 16th Shareholders’ Meeting but the Issuer ignored such request. On April 23, 2013, the Reporting Persons informed the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) of the events that occurred at the April 16th Shareholders’ Meeting and asked that the CNBV take such remedial action that it believes is appropriate in connection with such actions by the Issuer. The Reporting Persons may take further action in connection with the April 16th Shareholders’ Meeting, including, but not limited to, seeking a judicial determination that the resolutions purportedly adopted at such meeting are invalid. The Reporting Persons may have discussions with the Issuer’s management, directors, other shareholders and third parties in connection with the April 16th Shareholders’ Meeting.

On April 22, 2013, the Issuer announced that at the request of an unidentified shareholder of the Issuer, a Mexican court enjoined the Issuer’s General Ordinary Shareholders’ Meeting to be held on April 23, 2013 (the “April 23rd Shareholders’ Meeting”). According to Mexican news reports, the unidentified shareholder of the Issuer is an attorney from a large international law firm who represents the Issuer, Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”), the controlling shareholder of the Issuer, and/or one or more shareholders of AMP. Grupo México believes that this effort to delay the April 23rd Shareholders’ Meeting violates applicable law and represents an attempt to entrench the controlling position of AMP and the current Board of Directors and senior management of the Issuer while disenfranchising the minority shareholders of the Issuer. The Reporting Persons may take action in connection with the April 23rd Shareholders’ Meeting, including, but not limited to, seeking a judicial determination that the April 23rd Shareholders’ Meeting should have taken place as scheduled as well as additional remedies. The Reporting Persons may have discussions with the Issuer’s management, directors, other shareholders and third parties in connection with the April 23rd Shareholders’ Meeting.

As previously reported, the Reporting Persons may continue to seek, including, but not limited to, via shareholder action or legal proceedings, the amendment of the bylaws of the Issuer that the Reporting Persons believe are inconsistent with applicable Mexican law and may continue to seek to nominate the number of members to the Board of Directors of the Issuer to which it believes it is entitled commensurate with the Reporting Persons’ beneficial ownership of the Issuer’s Equity Shares at any given time. The Reporting Persons may have discussions with the Issuer’s management, directors and other shareholders and third parties in connection with these and other matters relating to the Issuer.

As previously reported, Grupo México announced on June 13, 2011 that its Board of Directors had approved the acquisition (directly or indirectly) of more than 30.0% and up to 100.0% of the Issuer Equity Shares then outstanding, excluding treasury shares, and that in connection with any such transaction, Grupo México would be required to launch a mandatory public tender offer, or OPA (an “OPA”), for up to 100% of the Issuer Equity Shares then outstanding, in accordance with Mexican securities laws and any other applicable laws. As previously reported, the Reporting Persons had applied for CNBV authorization of an OPA. The Issuer and related parties filed certain claims in Mexico and obtained a suspension of the issuance of such authorization by the CNBV. The Reporting Persons appealed the decision ordering the suspension of the authorization by the CNBV and on March 29, 2012 the Reporting Persons announced their withdrawal of their application for CNBV authorization of the OPA announced on June 13, 2011.

As previously reported, the Reporting Persons continue to explore the possibility of additional investments in Issuer Equity Shares, in accordance with applicable laws in Mexico and the U.S., but have not made any determination at this time regarding the number of Issuer Equity Shares that we might seek in any such transaction, the form of any such transaction or the timing thereof.

As previously reported, the Reporting Persons may from time to time acquire, purchase or sell Issuer Equity Shares on the Mexican Stock Exchange or New York Stock Exchange in the open market, in privately negotiated transactions, or otherwise or propose changes in the Board of Directors of the Issuer, as the Reporting Persons may determine at any such time based upon our evaluation of the Issuer’s businesses and prospects, price levels of the Shares and ADSs, conditions in the securities and financing markets and in the Issuer’s industry and the economy in general, regulatory developments affecting the Issuer and its industry and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer’s management, directors and other shareholders and third parties regarding their investment in, and the business and strategy of, the Issuer.

The last eight sentences of Item 5 (a, b) of this Amendment No. 22 are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following:

(a, b) As of the date hereof, Grupo México beneficially owns a total of 166,003,673 Shares, consisting of 109,903,673 Shares that Grupo México owns directly, and 56,100,000 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 56,100,000 Shares. The Shares directly owned by Grupo México and ITM represent approximately 23.0% and 11.8%, respectively, or 34.8% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2012, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2012. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 109,903,673 Shares that it owns directly, and has shared power to vote or direct the vote of the 56,100,000 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 56,100,000 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 109,903,673 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 56,100,000 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 56,100,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 166,003,673 Shares represents 29.6% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2012, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2012. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result of such provision, the Issuer has, in the past, asked Grupo México to dispose of a number of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and has not allowed Grupo México to exercise voting rights with respect to Shares in excess of 10.0% of the total outstanding Issuer Equity Shares. The Reporting Persons commenced various legal proceedings in courts in Mexico seeking, among other things, that such courts determine that the limitations on holding more than 10.0% of the total outstanding Issuer Equity Shares contained in the Issuer’s bylaws are null and void under applicable Mexican law. On February 22, 2013, a Mexican appellate court issued a decision confirming the determination by the state civil court of Mexico City that the share ownership limitations contained in the Issuer’s bylaws are null and void because they are inconsistent with applicable Mexican law, including the LMV, which specifically provides that the bylaws of a Mexican sociedad anónima bursátil de capital variable or S.A.B. (like the Issuer) may not include restrictions in shareholder ownership that (i) preclude a change of control of such company or (ii) interfere with the mandatory tender offer rules contained in the LMV. The Issuer issued a press release on March 20, 2013 stating that it had filed an appeal challenging the decision of the appellate court, and as a result, the Issuer’s management stated that it would continue to enforce the share ownership limitations contained in the Issuer’s bylaws. The Issuer issued another press release on April 11, 2013 stating that as a result of its appeal challenging the decision of the appellate court, application and enforcement of such decisions have been suspended until the appeal is decided. The Issuer also issued a press release on April 15, 2013 stating that it has been notified that an appellate court has upheld a previous decision rendered by a trial court preventing most Mexican stockbrokers from buying additional Shares on behalf of Grupo México or its affiliates or any other person owning Series B Shares or ADSs in excess of 10.0% of the total outstanding Issuer Equity Shares. The Reporting Persons may take action in connection therewith, including, but not limited to, via legal proceedings.

The first three paragraphs of Item 4 of this Amendment No. 22 are incorporated by reference into this Item 5 (a, b).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: April 25, 2013

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
Name: Daniel Muñiz Quintanilla
Title: Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Daniel Muñiz Quintanilla
Name: Daniel Muñiz Quintanilla
Title: Attorney-in-Fact